LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 400

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S EMAIL
(202) 274-2011	rpomerenk@luselaw.com

VIA EDGAR

September 14, 2007

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn.: Jessica Livingston, Esq.

          Attorney-Advisor

          Mail Stop 4561

          Re: United Financial Bancorp, Inc., Registration Statement on Form S-1

                  File No. 333-144245

Dear Ms. Livingston:

On behalf of United Financial Bancorp, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended S-1”). Set forth below are the Company’s responses to the Staff’s comment letter dated July 28, 2007, a copy of which is included in the courtesy copy of the Amended S-1 forwarded under cover of this letter. In addition to these revisions, the Company’s Prospectus has been revised in response to comments received from the staff of the Office of Thrift Supervision. The Prospectus also includes updated financial information as well as updated pro forma data. The Amended S-1 has been black-lined to reflect changes from the original filing.

Form S-1

1.	In the next amendment, please include the graphics, maps, and related captions as they will appear in the prospectus, or provide us draft copies.

The map and related graphics are included on page (i) of the prospectus.

2.	To the extent the effectiveness of the registration statement is delayed, please revise to included updated financial information under Rule 3-12 of Regulation S-X.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION

Securities and Exchange Commission September 14, 2007 Page 2

The prospectus has been revised to include updated financial information.

3.	Please include updated consents from your independent accountants in the pre-effective amendment.

An updated accountant’s consent is included as an Exhibit in the Amended S-1.

Prospectus Cover Page

4.	Revise the penultimate sentence in the third paragraph to add the first three sentences in the paragraph following (iv) on page 5.

The third paragraph has been revised as requested.

Summary

5.	Please provide a website address here or in the main section.

The website address for United Bank is currently included on page 2 of the prospectus.

Reasons for the Conversion, page 4

6.	Clarify why you chose to make the offering at this time.

Disclosure has been added on page 4 of the prospectus in response to this comment.

Benefits to Management… page 7

7.	Revise the end of the first paragraph to also disclose the current annual expense associated with the previous ESOP loan.

The current annual expense associated with the existing ESOP loan has been disclosed on page 8.

8.	Revise the second paragraph to indicate management’s current intention with regard to whether the plans will be adopted prior to one year after the offering or after one year. Make similar revisions wherever this disclosure appears in the prospectus.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION

Securities and Exchange Commission September 14, 2007 Page 3

The Board of Directors has not yet determined whether the proposed stock-based incentive plan will be presented for stockholder approval within 12 months following the completion of the conversion, or more than 12 months after completion of the conversion. Disclosure to this effect has been included on pages 8 and 134 of the prospectus.

9.	Revise footnote (4) on page 9 to indicate the exercise price or if the exercise price will be adjusted after the offering. In addition, reconcile for the staff the numbers provided as outstanding, 748,000 and the number reserved for issuance, 843,093 as opposed to the number presented in the table, 1,477,067. Finally, advise us as to the number of options that have been exercised under the plan, how many options were allowed initially under the plan, and how many shares of restricted stock were allowed under the restricted stock plan.

The disclosure has been revised to state that the exercise price of options under the 2006 Stock-Based Incentive Plan will be adjusted to reflect the exchange ratio. Under the 2006 Stock-Based Incentive Plan, 843,093 shares were reserved for issuance pursuant to the exercise of stock options and 337,237 shares were reserved for issuance as restricted stock awards. Of the total options available under the plan, the Board of Directors has awarded options to purchase a total of 748,000 shares. Upon consummation of the conversion, the 843,093 shares reserved for issuance (including the 748,000 options outstanding) will be adjusted by the exchange ratio. Thus, assuming the maximum of the offering range, the 843,093 shares reserved for issuance will be adjusted by the exchange ratio of 1.40782, resulting in 1,186,925 shares reserved for issuance pursuant to the exercise of options. Similarly, the 748,000 outstanding options will be adjusted to become options to purchase 1,053,049 shares, assuming the 1.40782 exchange ratio at the maximum of the offering range. No options have been exercised under the plan.

10.	Reconcile for the staff why the first full paragraph on page 8 indicates dilution of 4.8% for the options yet the table on page 9 indicates 5.06% dilution.

The percentage figures on pages 8 and 9 reflect two different measurements. The dilution calculation on page 8 represents the impact on stockholders if all of the proposed stock options were exercised and the shares issued upon exercise come from authorized but unissued shares. Thus, assuming 1,216,487 unexercised options, 24,034,143 shares outstanding before exercise, and 25,250,630 shares outstanding after exercise, the dilution to existing shareholders would be 1,216,487 divided by 25,250,630, or approximately 4.8%. This figure represents the percentage by which the stockholders would have their ownership interest reduced. The percentage calculation on page 9 represents the options as a percent of the shares outstanding after the conversion, but before the option exercises. Thus, using the

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION

Securities and Exchange Commission September 14, 2007 Page 4

same assumptions, the number of options as a percent of shares outstanding after the conversion would be 1,216,487 divided by 24,034,143, or 5.06%.

Further, please note that a similar analysis applies with respect to the dilution impact of stock awards. Thus, assuming 486,596 stock awards, 24,034,143 shares outstanding before any awards, and 24,520,739 shares outstanding after the awards, the dilution to existing shareholders would be 486,596 divided by 24,520,739, or 0.01984 or approximately 2.0%. This figure represents the percentage by which the stockholders have their ownership interest reduced. The percentage calculation on page 10 represents the stock awards as a percent of the shares outstanding after the conversion, but before the stock awards. Thus, using the same assumptions, the number of stock awards as a percent of shares outstanding after the conversion would be 486,596 divided by 24,034,143, or 2.02%.

How You May Purchase Shares of Common Stock, page 12

11.	Revise to disclose the effect on Liquidation Rights of depositors who use their accounts to purchase stock.

The prospectus has been revised on page 13 as requested.

Our Failure to Utilize....page 20

12.	Revise to disclose the reduction in ROE and ROA since the first step conversion.

The prospectus has been revised on page 21 to disclose the reduction in ROE since the completion of the minority stock offering in July 2005. For the information of the Staff, United Financial-Federal’s ROA increased from 0.73% in 2004 to 0.76% in 2005, exclusive of the contribution to the United Charitable Foundation. Although United Financial-Federal’s ROA decreased to 0.51% in 2006, and to 0.36% in the six months ended June 30, 2007, United Financial-Federal does not believe this decline was primarily attributable to the proceeds raised in the first-step conversion. Rather, United Financial-Federal believes the decline primarily resulted from net interest margin compression and somewhat higher non-interest expense, as discussed in detail in the Management’s Discussion and Analysis Section of the prospectus.

The Implementation of a Stock-Based....page 21

13.	Revise or advise why the 4.8% should not be 5.06% as disclosed in the table on page 9.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION

Securities and Exchange Commission September 14, 2007 Page 5

As noted above in the response to comment 10, stockholders will, in fact, experience 4.8% dilution in the event that authorized but unissued shares are used for the exercise of stock options.

The Rights of Existing Stockholders…page 23

14.	Noting the disclosure on page 153 that future benefit plans may be adopted without shareholder approval, revise to add a separate risk factor for this change in shareholder rights and include a cross-reference to the complete discussion on page 153.

The discussion of risk factors on page 24 has been revised to disclose that United Financial-Maryland may adopt future stock benefit plans without stockholder approval.

How We Intend to use the Proceeds from the Offering, page 28

1.	Please revise the distribution of net proceeds section to show the cost of common stock to be acquired related to your restricted stock and stock option plans or tell us why you believe these adjustments should not be included.

A footnote has been inserted in the use of proceeds table on page 28 to reflect the impact of the award of restricted stock assuming shares to fund the restricted stock awards are purchased in the market at $10 per share. We do not believe it is appropriate to reflect a possible reduction in net proceeds for stock options. Specifically, assuming an exercise price and a market price of $10 per share, the exercise of an option would result in offsetting entries (i.e., the $10 cost of acquiring the shares for the option would be offset by the $10 received from the option holder upon exercise) and no reduction in net proceeds would result.

Historical and Pro Forma Regulatory Capital Compliance, page 32

2.	Please revise to present the pro forma increase as the total amount contributed to the bank and not show the amount net of the amount contributed to the ESOP since it is to be funded by United Financial-Maryland not United Bank or tell us why believe you believe the adjustment is appropriate.

The contra-equity account on the balance sheet of United Bank results from United Bank’s obligation to make payments to the ESOP trust to allow the ESOP trust to service the debt.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION

Securities and Exchange Commission September 14, 2007 Page 6

Pursuant to standard ESOP accounting, there are two entries recorded on the balance sheet of United Bank: (a) a borrowing in the amount of the ESOP loan; and (b) a contra-equity representing the bank’s obligation to repay the loan. The borrowing entry at the bank level and the ESOP loan receivable at the holding company level would be eliminated in consolidation. United Bank’s obligation to repay the ESOP loan exists regardless of the source of the loan (United Bank or United Financial-Maryland). Therefore, we believe the contra-equity account continues to be appropriate, and the reduction in equity shown in the table remains appropriate.

Capitalization, page 33

3.	Please revise to present historical additional paid-in capital balance at March 31, 2007 that agrees to the financial statements by removing the effect of the stock based incentive plan, which is yet to be approved from the historical balances, or explain your basis for the inclusion of the effect of the stock based incentive plan.

The table has been revised to conform to the financial statements.

4.	Please revise to reduce stockholders’ equity for the cost of common stock to be acquired related to your stock option plan or tell us why you believe this adjustment should not be included.

We do not believe it is appropriate to reflect a reduction in capital for the common stock that may be acquired to fund the exercise of stock options under the stock-based incentive plan. Specifically, assuming an exercise price and a market price of $10 per share, the exercise of an option would result in offsetting entries (i.e., the $10 cost of acquiring the shares for the option would be offset by the $10 received from the option holder upon exercise) and no reduction in capital would result.

Pro Forma Data, page 35

Pro Forma Data for the Three Months Ended March 31, 2007

5.	Please revise Footnote 3 to disclose the vesting period of the restricted stock awards and explain the basis for assuming 15% of the amount of contributed to the stock recognition and retention plan is amortized as an expense during the three months ended March 31, 2007.

In response to the comment, the disclosure has been modified and the percentage in footnote 3 has been corrected to 10% for the six months ended June 30, 2007.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION

Securities and Exchange Commission September 14, 2007 Page 7

6.	Please revise to reduce the estimated net proceeds, as adjusted for the cost of common stock to be acquired related to your stock option plan or tell us why you believe this adjustment should not be included.

We believe it is not appropriate to reflect a reduction in net proceeds for the stock option plan. Specifically, as noted above, assuming an exercise and a market price of $10 per share, the exercise of an option would result in offsetting entries (i.e., the $10 cost of acquiring the shares for the option would be offset by the $10 received from the option holder upon exercise) and no reduction in capital or net proceeds would result.

MD&A

Overview, page 42

15.	Revise the end of the first paragraph to briefly explain the reasons for the margin compression.

The prospectus has been revised on page 43 to explain the reasons for the margin compression.

Business Strategy

Expanding our Branch Network, page 44

16.	Revise to disclose the anticipated cost to complete the East Longmeadow branch facility.

The prospectus has been revised on page 46 to indicate that United Bank expects to lease the premises for the East Longmeadow branch and for an additional new branch in Agawam, and to disclose that the estimated costs of improvements for these branches are not considered to be material.

Liquidity and Capital Resources, page 59

17.	Noting the disclosure in the third paragraph on page 59 that 41% of deposits are CD’s, consider the needs for a risk factor addressing the implication if they are not renewed.

As already noted on page 61 of the prospectus, based upon past experience, management believes that a significant portion of the certificates of deposit will remain with United Bank. As further already noted, United Bank has the ability to attract and retain deposits by

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION

Securities and Exchange Commission September 14, 2007 Page 8

adjusting the interest rates offered. In view of these factors, the Company believes that a special risk factor addressing the implications if the certificates of deposit are not renewed is not necessary.

Loans, pages 66-70

Investments, 80-82

18.	The staff finds no discussion of the effect of subprime mortgages or lower housing values in these sections, the MD&A, or in a Risk Factor. Revise to include a discussion or advise the staff as to why these issues are not relevant to the Company.

The Company does not originate subprime mortgages. A significant portion of the Company’s residential loans are underwritten in accordance with Fannie Mae guidelines.

The Company addresses the potential impact of lower housing and real estate values in the first two risk factors on page 19 and the first risk factor on page 20 of the prospectus. In addition, on pages 68 to 70 of the prospectus, the Company describes its underwriting and approval policies used in originating loans secured by real estate. On pages 82 and 83, the Company describes its investment portfolio which primarily consists of mortgage-backed and debt securities issued by government sponsored enterprises. The Company has not purchased collateralized debt obligations and believes that it is not exposed to subprime loans through its investments in FNMA and FHLMC mortgage-backed pass through securities.

The Company has not discussed the impact of subprime lending or lower housing values in its MD&A since these issues have not directly or materially affected its financial results during the periods presented.

Management of United Financial-Maryland

Directors of United Financial-Maryland, page 100

19.	Revise the biographies on pages 101-102 to disclose the employer and positions held for the last 5 years.

The Company hereby confirms that the biographies for directors and executive officers as set forth on pages 103 and 104 include a description of the business experience for these individuals for the past five years. As noted in the lead in paragraph to the biographies, the “directors and executive officers have held their present positions for five years unless otherwise stated.”

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION

Securities and Exchange Commission September 14, 2007 Page 9

Management

Compensation Discussion and Analysis, page 109

20.	Please move the heading “Executive Compensation” to precede the “Compensation Discussion and Analysis” heading.

The prospectus has been revised as requested.

21.	We note that Mr. Collins receives additional benefits and that his total compensation set forth in the Summary Compensation Table is notably greater than those of the other named executive officers. In the last paragraph of Section II(B)(1) of Release 33-8732A, the Commission stated that material differences in the compensation policies between the named executive officers should be discussed. Please revise your Compensation Discussion and Analysis to address the difference.

We have revised the disclosure on page 111 of the prospectus, in response to the comment.

Base Salary, page 110

22.	Discuss the “individual goals” and “strategic goals of United Financial-Federal” used to determine the base salary increases for the individual executives. Describe more specifically the criteria, objectives, and benchmarks used for making compensation decisions. To the extent that those criteria, objectives, and benchmarks are specific to particular officers, disclose this. Refer to Item 402(b)(2)(v)-(vii) of Regulation S-K.

We have revised the disclosure on page 112 of the prospectus, in response to the comment.

Annual Incentive Plan, page 110

23.	Please expand the disclosure to specify how and to what extent individual performance and United Financial-Federal’s performance are used as the basis for determining annual incentive payouts. Describe the “pre-defined individual and Bank-wide performance goals.” Please refer to Item 402(b)(2) of Regulation S-K.

We have revised the disclosure on page 113 of the prospectus, in response to the comment.

Stock-Based Incentive Plan, page 111

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION

Securities and Exchange Commission September 14, 2007 Page 10

24.	Please describe the basis for award grants, disclosing specifically the degree to which stock-based awards require an increase in the employee’s production levels.

We have revised the disclosure on page 113 of the prospectus, in response to the comment.

Stock Pricing and Number of Shares to be Issued, page 134

25.	With regard to the first bullet on page 135, supplementally provide the staff with the information provided to RP Financial. In addition, tell us the assumed rate of return on the proceeds referred to in the penultimate paragraph on page 135.

The present results and financial condition of United Financial-Federal referred to in the first bullet on page 142 consist of the financial statements of United Financial-Federal included in the Registration Statement on Form S-1. The projected results and financial condition of United Financial-Maryland referred to are contained in the business plan of United Bank that was prepared in connection with the conversion transaction and filed with the Office of Thrift Supervision. A copy of the business plan is being submitted supplementally to the SEC under a request for confidential treatment.

Dissenters’ Rights of Appraisal, page 156

26.	Revise to disclose if the exchange offer contemplated is considered a merger and therefore, dissenters’ rights are not available.

The prospectus has been supplemented as requested on page 164.

Alternate Prospectus

Questions and Answers for….page 6

27.	Revise to add a Q&A for “Will shareholders gain or lose value on the exchange?” or another similar question.

The Company does not believe it is strictly accurate to suggest that shareholders will gain or lose “value” on the exchange. Rather, the exchange ratio established in the conversion is intended to preserve for current shareholders the current value reflected in their existing shares of United Financial-Federal (which, of course, fluctuates daily as market prices change). However, we have revised the disclosure on page 7 of the alternate prospectus to clarify this concept.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION

Securities and Exchange Commission September 14, 2007 Page 11

28.	Revise to add a Q&A for “Who else is required to approve the conversion?” or another similar question. In this regard, how and when will the depositors vote on the Plan of Conversion and what documents will they receive?

We have supplemented the disclosure on page 8 of the alternate prospectus.

Benefits to Management….page 18

29.	Revise the end of the first paragraph to also disclose the current annual expense associated with the previous ESOP loan.

The current annual expense associated with the existing ESOP loan has been provided on page 18 of the alternate prospectus.

30.	Revise the second paragraph to indicate management’s current intention with regard to whether the plans will be adopted prior to one year after the offering or after one year. Make similar revisions wherever this disclosure appears in the prospectus.

As noted in response to comment 8 above, the board of directors has not yet determined whether the proposed stock-based incentive plan will be presented for stockholder approval within 12 months following the completion of the conversion, or more than 12 months after completion of the conversion. Disclosure to this effect has been included on page 19 of the alternate prospectus.

31.	Revise footnote (4) on page 20 to indicate the exercise price or if the exercise price with be adjusted after the offering. In addition, reconcile for the staff the numbers provided as outstanding, 748,000 and the number reserved for issuance, 843,093 as opposed to the number presented in the table, 1,477,067. Finally, advise us as to the number of options that have been exercised under the plan, how many options were allowed initially under the plan, and how many shares of restricted stock were allowed under the restricted stock plan.

Please see the response to comment 9, above. The alternate prospectus has been revised to reflect revisions to the prospectus.

32.	Reconcile for the .staff why the carryover paragraph at the top of page 19 indicates dilution of 4.8% for the options yet the table on page 20 indicates 5.06% dilution.

Please see the response to comment 10, above.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION

Securities and Exchange Commission September 14, 2007 Page 12

Risk Factors

Our Failure to Utilize….page 29

33.	Revise to disclose the reduction in ROE and ROA since the first step conversion.

Please see the response to comment 12, above. The alternate prospectus has been revised to reflect revisions to the prospectus.

The Implementation of a Stock-Based….page 30

34.	Revise or advise why the 4.8% should not be 5.06% as disclosed in the table on page 9.

Please see the response to comment 13, above.

The Rights of Existing Stockholders….page 32

35.	Noting the disclosure on page 153 that future benefit plans may be adopted without shareholder approval, revise to add a separate risk factor for this change in shareholder rights and include a cross-reference to the complete discussion on page 153.

Please see the response to comment 14, above. The alternate prospectus has been revised to reflect revisions to the prospectus.

* * * * * *

We trust the foregoing is responsive to the staff’s comments. The Company wishes to have the registration statement declared effective as soon as possible. We therefore request that the staff advise the undersigned at (202) 274-2011 or Robert I. Lipsher of this office at (202) 274-2020 as soon as possible if it has any further comments.

Very truly yours,

/s/ Robert B. Pomerenk

Robert B. Pomerenk

cc:	Michael Clampitt, Esq.

Matthew Komar Cooper

Kevin Vaughn

Richard B. Collins, President and chief Executive Officer

Eric Luse, Esq.

Robert I. Lipsher, Esq.

United Financial Working Group